ENCOMPASS FUND

Opportunities. Not Boundaries.

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF MAY 31, 2011
(not audited, for informational purposes only)

NAME	PERCENT OF PORTFOLIO
UNITED STATES ANTIMONY CORP.	5.95%
AVALON RARE METALS, INC.	5.41%
AVION GOLD CORPORATION	3.13%
GEOPETRO RESOURCES CORP.	3.11%
BIOEXX SPECIALTY PROTEINS	2.87%
EXTORRE GOLD MINES LTD	2.75%
URANIUM ENERGY CORP.	2.72%
BRAZIL RESOURCES INC.	2.57%
ZODIAC EXPLORATION CORP.	2.21%
REDHAWK RESOURCES	2.13%

UNITED STATES ANTIMONY CORP

United States Antimony Corporation engages in the production and sale of antimony and zeolite products in the United States. The company offers antimony oxide that is primarily used in conjunction with a halogen to form a synergistic flame retardant system for plastics, rubber, fiberglass, textile goods, paints, coatings, and paper.

AVALON RARE METALS INC.

Avalon Rare Metals Inc. is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals that are in increasing demand for high technology and environmentally-beneficial applications.

AVION GOLD CORPORATION

Avion is a Canadian-based gold company focused in West Africa. The Company currently holds 80% of the Tabakoto and Segala gold projects in Mali. Gold production at these projects has commenced, with 51,000 ounces of production for 2009 rising to 87,600 ounces in 2010.

GEOPETRO RESOURCES CORP.

GeoPetro Resources Company engages in the leasehold acquisition, exploration, drilling, and production of oil and gas projects in North America and Indonesia.

BIOEXX SPECIALTY PROTEINS

Founded in 2003 and Headquartered in Toronto, Canada, Bioexx has as a proprietary technology that uses significantly lower temperatures for the extraction of active ingredients and oils from oilseeds resulting in higher yields and higher quality proteins.

EXTORRE GOLD MINES LTD.

Extorre Gold Mines Limited, an exploration stage company, engages in the acquisition, exploration, and development of mineral properties in Argentina. It primarily explores for gold and silver deposits.

URANIUM ENERGY CORP.

Uranium Energy Corp. is engaged in the production, acquisition and exploration of uranium in the United States and South America.

BRAZIL RESOURCES INC.

Brazil Resources, Inc. is a company with expertise in seeking, evaluating, financing and owning interests in mining and infrastructure and other complimentary industries in Brazil, including food irradiation and distribution.

ZODIAC EXPLORATION CORP.

Zodiac Exploration Inc. is an Exploration and Production company founded in mid-2008 to identify new and emerging resource plays in North America and Internationally with a focus on light oil.